PHELPS DODGE CORPORATION AND SUBSIDIARIES

Exhibit 12

COMPUTATION OF TOTAL DEBT TO TOTAL CAPITALIZATION
($ in millions)

	September 30,	December 31,
	2003	2002

Short-term debt	$48.5	35.2
Current portion of long-term debt	124.4	127.0
Long-term debt	1,847.8	1,948.4

Total debt	2,020.7	2,110.6
Minority interests in consolidated subsidiaries	74.0	65.3
Shareholders’ equity	2,832.7	2,813.6

Total capitalization	$4,927.4	4,989.5

Ratio of total debt to total capitalization	41.0%	42.3%